File No. 812-13663

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
the Application of

EMBARCADERO FUNDS, INC.
VAN WAGONER CAPITAL MANAGEMENT, INC.

3 Embarcadero Center
Suite 1100
San Francisco, CA 94111

AMENDMENT NO. 1 TO AN APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR AN EXEMPTION FROM SECTION 15(a) OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

June 15, 2009

This document contains 31 pages

Please direct all communications
regarding this Application to:	Copy to:

Mark D. Perlow	Garrett Van Wagoner
Kurt J. Decko	Van Wagoner Capital Management, Inc.
K&L Gates LLP	3 Embarcadero Center
Four Embarcadero Center	Suite 1100
Suite 1200	San Francisco, CA 94111
San Francisco, CA 94111	(415) 835-5001
(415) 882-8200

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 24549

In the Matter of EMBARCADERO FUNDS, INC. VAN WAGONER CAPITAL MANAGEMENT, INC. 3 Embarcadero Center, Suite 1100 San Francisco, CA 94111 File No. 812-13663

AMENDMENT NO. 1 TO AN APPLICATION FOR AN ORDER UNDER
SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN
EXEMPTION FROM SECTION 15(a)
OF THE 1940 ACT AND RULE 18f-2
THEREUNDER AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

Embarcadero Funds, Inc. (the “Company”) and Van Wagoner Capital Management, Inc. (the “Adviser”), on behalf of each series of the Company now or hereafter existing for which the Adviser serves as investment adviser (each a “Fund,” and collectively, the “Funds;” collectively, with the Company and the Adviser, the “Applicants”) hereby submit this amended application (the “Application”) to the Securities and Exchange Commission (“Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”). Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the extent necessary to permit the Adviser, subject to the approval of the Board of Directors of the Company (the “Board”), including a majority of those who are not “interested persons” of the Company or the Adviser as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”), to do the following without obtaining shareholder approval: (i) select certain investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of a Fund pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”); and (ii) materially amend an existing Subadvisory Agreement. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants also apply for an order of the Commission under Section 6(c) exempting the Funds from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3)1 of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants also request relief for any other existing or future registered open-end management investment company or series thereof that: (i) is advised by the Adviser or any person controlling, controlled by, or under common control with the Adviser or its successors; (ii) uses the management structure described in this Application; and (iii) complies with the terms and conditions of this Application (together with the Funds that use Subadvisers, the “Subadvised Funds”).2 The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant. If the name of any Subadvised Fund contains the name of a Subadviser, the name of the Adviser or the name of the entity controlling, controlled by, or under common control with the Adviser that serves as the primary adviser to the Subadvised Fund will precede the name of the Subadviser.

The five current Funds sought and received approval from shareholders (three in fall 2008 and two in June 2009) to operate using the “manager of managers” structure described herein, subject to the provision of the relief sought herein. Two such Funds currently use the services of a

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1           Form N-1A was recently amended by the Commission, effective March 31, 2009, and Item 19(a)(3) was designated Item 14(a)(3) prior to the amendments.

2          For purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Subadviser, and two use or will use the services of multiple Subadvisers. In light of the shareholder action described above and the current and anticipated advisory arrangements of the Funds, Applicants are seeking this exemption to enable the Adviser and the Board to obtain for each Subadvised Fund the services of one or more Subadvisers believed by the Adviser and the Board to be particularly well suited to manage the Subadvised Fund, and to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening a special meeting of shareholders. Under its “manager of managers” investment management approach, the Adviser evaluates, allocates assets to, and oversees the Subadvisers, and makes recommendations about their hiring, termination, and replacement to the Board, at all times subject to the authority of the Board. Applicants believe that without this relief, the Company may be precluded from promptly and timely hiring Subadvisers or materially amending Subadvisory Agreements, or may be subject to the delays and additional expense of proxy solicitation when hiring Subadvisers or materially amending Subadvisory Agreements considered appropriate by the Adviser and the Board. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Subadvisers. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I.     BACKGROUND

A.     The Company

The Company constitutes a single corporation that was organized as a Maryland corporation on October 18, 1995, originally named the Van Wagoner Funds, Inc., and renamed on October 15, 2008. It is registered under the 1940 Act as an open-end management investment company. The Company is organized as a series investment company and currently consists of 5 series - All-Cap

Growth Fund, Small-Cap Growth Fund, Alternative Strategies Fund, Absolute Return Fund and Market Neutral Fund.3 Each series has separate investment objectives, policies and restrictions. A majority of the Board is comprised of Independent Directors, and the nomination and selection of new or additional Independent Directors is at the discretion of the existing Independent Directors. As a Maryland corporation registered as an open-end investment company under the 1940 Act, the Company is not required to hold annual meetings of shareholders.

B.     The Adviser

The Adviser, a Delaware corporation, is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser currently serves as investment adviser to all five series of the Company under investment advisory agreements with the Company (the “Advisory Agreements”). The Advisory Agreements permit the Funds to operate using Subadvisers; four of the five Funds currently (or will shortly) use the services of a Subadviser.4 The Adviser continuously reviews, supervises and administers the Funds’ investment programs.

Under the terms of the Advisory Agreements, the Adviser shall, subject to and in accordance with the investment objective and policies of a Fund and any directions which the Board may issue to the Adviser, have overall responsibility for the general management and investment of the assets and securities portfolios of the Fund. Further, the Adviser shall develop overall investment programs and strategies for the Funds, or segments thereof, shall revise such programs as necessary,

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3          The Absolute Return Fund was formerly the Post-Venture Fund and the Market Neutral Fund was formerly the Technology Fund.

4          Shareholders of the Absolute Return Fund and Market Neutral Fund recently approved, among other matters, the Advisory Agreement for their Fund, subadvisory agreements for the New Subadvisers indicated below, and the use of a “manager of managers” structure for their Fund. The approval provided for prospective use of the “manager of managers” structure, subject to the provision of relief sought herein, to hire and replace Subadvisers without a further shareholder vote, in accordance with the terms of the Application, as disclosed in the proxy statement.

and shall monitor and report periodically to the Board concerning the implementation of the programs. Further, the Adviser shall research and evaluate Subadvisers and shall advise the Board of the Subadvisers which the Adviser believes are best-suited to invest the assets of a Fund; shall monitor and evaluate the performance of each Subadviser; shall determine the portion of a Fund’s assets to be managed by each Subadviser; shall recommend changes or additions of Subadvisers when appropriate; and shall coordinate the investment activities of the Subadvisers.

For the investment management services it provides to each Fund, the Adviser receives from that Fund the fee specified in the Advisory Agreements, payable monthly at an annual rate based on the average daily net assets of the Fund. The Advisory Agreements permit the Adviser to delegate certain responsibilities to one or more Subadvisers, subject to compliance with all applicable provisions of Section 15 of the 1940 Act, except to the extent permitted by any relief provided by the requested order.

The terms of the Advisory Agreements comply with Section 15(a) of the 1940 Act. The Advisory Agreements have been approved by the shareholders of each Fund and by the Board, including a majority of the Independent Directors, at the time and in the manner required by Sections 15(a) and (c) of the 1940 Act and rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the requirements that the Board and the shareholders of the Fund approve the Advisory Agreements.

C.     The Subadvisers and the Subadvisory Agreements

Pursuant to the authority under the Advisory Agreements, the Adviser has entered into Subadvisory Agreements with Husic Capital Management (“Husic”) to provide investment advisory services to two Funds - All-Cap Growth Fund and Small-Cap Growth Fund. For two other Funds, the Adviser has or intends to enter into Subadvisory Agreements with Ten Asset Management (“TAM”), Sunnymeath Asset Management, Inc., Nakoma Capital Management, AlphaStream

Capital Management LLC (“AlphaStream”), Nicholas Investment Partners, Simran Capital Management LLC, TWIN Capital Management, Inc. (“TWIN”), Sage Capital Management, LLC (“Sage”), SSI Investment Management, Inc. and Zachs Investment Management (“Zachs”) for the Absolute Return Fund and TAM, AlphaStream, TWIN, Sage and Zachs for the Market Neutral Fund (collectively, subadvisers for the Absolute Return Fund and Market Neutral Fund are referred to as the “New Subadvisers”) to provide investment advisory services to such Funds. The Adviser may also, in the future, enter into Subadvisory Agreements to provide investment advisory services to the Alternative Strategies Fund.

Husic and the New Subadvisers all are, and any future Subadvisers will be, “investment advisers” as defined in Section 2(a)(20) of the 1940 Act, as well as registered as investment advisers under the Advisers Act. Each Subadvisory Agreement was approved by the Board, including a majority of the Independent Directors, and, as discussed above, has been approved by the shareholders of the Funds in accordance with the requirements of Section 15(a) of the 1940 Act and rule 18f-2 thereunder.

In addition, the terms of each Subadvisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act. Each Subadvisory Agreement precisely describes the compensation the Subadviser will receive for providing services to the relevant Fund, and provides, as required by Section 15(a) of the 1940 Act, that: (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of a Fund on sixty days written notice to the Subadviser; and (3) it will terminate automatically in the event of its “assignment,” as defined in Section 2(a)(4) of the 1940 Act.

The Adviser selects Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. Subadvisers recommended to the Board by the Adviser are selected and approved by the Board, including a majority of the Independent Directors. The Adviser then engages in an ongoing analysis of the continued advisability of retaining these Subadvisers and makes recommendations to the Board as needed. The Adviser also negotiates and renegotiates the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers and makes recommendations to the Board as needed. Although the Adviser may recommend from time to time that the services of a Subadviser be terminated, the Adviser in general does not expect to make frequent changes in Subadvisers.

The specific investment decisions for each Subadvised Fund will be made by the Subadviser that has discretionary authority to invest the assets, or a portion of the assets, of a particular Subadvised Fund, subject to the general supervision by the Adviser and the Board. The Subadviser will keep certain of the records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Fund, and will assist the Adviser to maintain the Subadvised Fund’s compliance with the relevant requirements of the 1940 Act. Each Subadviser will provide reports on the relevant Subadvised Fund’s performance to the Board on a regular basis.

For its services to a Subadvised Fund, each Subadviser will receive from the Adviser a monthly fee at an annual rate based on the average daily net assets of the Subadvised Fund. Each Subadviser will bear its own expenses of providing subadvisory services to the respective Subadvised Fund. Neither the Company nor any Subadvised Fund is or will be responsible for paying subadvisory fees to any Subadviser. The Adviser will compensate each Subadviser out of the fees paid to the Adviser under the Advisory Agreements.

D.     The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, as well as from certain disclosure requirements applicable to subadvisory fees, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Funds. Such relief would include, without limitation, the replacement or reinstatement of any Subadviser with respect to which a Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Under the requested relief, Applicants will continue to obtain the approval of the Board, including a majority of the Independent Directors, when Subadviser changes are made or when material changes in the Subadvisory Agreements are made, except that approval by shareholders of the affected Fund will not be sought or obtained.5

II.     EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.     Shareholder Voting

1.     Applicable Law

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract ... has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted by the provisions of the [1940] Act ... to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.” Rule 18f-2(c)(1) under the 1940 Act states that any

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5      The requested relief will not extend to any Subadviser who is an “affiliated person,” as such term is defined in Section 2(a)(3) of the 1940 Act, of the Company or the Adviser (other than by reason of serving as a Subadviser to one or more Funds) (an “Affiliated Subadviser”).

investment advisory contract that is submitted to the shareholders of a series investment company under Section 15(a) “shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.” These provisions, taken together, require the shareholders of a Fund to approve a Subadvisory Agreement each and every time a new Subadviser is retained to manage the assets of a Fund or a contract with an existing Subadviser is materially amended.

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Company, on behalf of any one or more of the Subadvised Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

2.     Discussion in Support of the Application

Applicants seek an exemption to permit the Adviser to enter into and materially amend Subadvisory Agreements without obtaining shareholder approval under Section 15(a) of the 1940

Act and Rule 18f-2 thereunder. Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds in a manner that is different from that of conventional investment companies such that shareholder approval would not serve any meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address Section 15(a) concerns, including conditions designed to ensure that shareholder interests are adequately protected through careful Board oversight.

a.     Necessary or Appropriate in the Public Interest

The investment advisory arrangements of each Subadvised Fund will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions for the fund. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of each Subadvised Fund, the Adviser will not make the day-to-day investment decisions for the Subadvised Fund. Instead, the Adviser will establish an investment program for the Subadvised Fund and select, supervise and evaluate the Subadvisers who will make the day-to-day investment decisions for the Subadvised Fund. This is a service that the Adviser believes will add value to the investments of Subadvised Fund shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which a Subadvised Fund invests.

From the perspective of the shareholder, the role of the Subadvisers with respect to each Subadvised Fund will be substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Subadvised Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to a Subadvised Fund or the Company. Applicants believe that shareholders will look to the Adviser when they have questions or concerns about a Subadvised Fund’s management or investment performance, and will expect the Adviser and the Board to select the Subadviser that is best suited to achieve each Subadvised Fund’s investment objectives, just as shareholders of traditionally managed funds expect their investment adviser to hire the portfolio manager(s) that provide purchase and sale recommendations and advice. Shareholders of traditionally managed funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser will receive from each Subadvised Fund. There is no compelling policy reason why shareholders should be required to approve relationships between the Subadvisers and each Subadvised Fund when they are not required to approve substantially equivalent relationships between an adviser and its portfolio managers.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by the Company on behalf of a Subadvised Fund, shareholders would be required to approve the new Subadvisory Agreement. Similarly, if an existing Subadvisory Agreement is to be amended in any material respect, the shareholders of that Subadvised Fund would have to approve the change. Moreover, it would be illegal for a Subadvised Fund to retain a Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Company to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of a Subadvised Fund, a process that often necessitates the retention of a proxy solicitor. This process is time-consuming, costly and slow and, in the case of a poorly performing Subadviser or one whose management team has left, potentially harmful to a Subadvised Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of each Subadvised Fund will pay the Adviser – i.e., the selection, supervision and evaluation of Subadvisers – without incurring unnecessary delay or expense is appropriate and in the interests of Subadvised Fund shareholders and will allow each Subadvised Fund to operate more efficiently. As a Maryland corporation registered as an open-end investment company under the 1940 Act, the Company is not required to hold annual meetings of shareholders. Without the delay and expense inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Subadvised Fund will be able to act more quickly and with less expense to hire or replace Subadvisers when the Board and the Adviser feel that a change would benefit a Subadvised Fund. Without the requested relief, a Subadvised Fund may, for example, be left in the hands of a Subadviser who is unable to manage the Subadvised Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control – events which are beyond the control of the Adviser, the Company and a Subadvised Fund – a Subadvised Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Subadvised Fund.

b.     Consistent with the Protection of Investors

Primary responsibility for managing each Subadvised Fund, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreements will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, if applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting.

Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of Subadvisers in the Adviser in light of the management structure of each Subadvised Fund, as well as the shareholders’ expectation that the Adviser will be in possession of all information necessary to select the most able Subadvisers. The Adviser believes that investors choose a Subadvised Fund in part because of the added value to a Subadvised Fund from the Adviser who has the requisite experience to evaluate, select and supervise the Subadvisers with particular expertise in the relevant market sectors. Indeed, in the past several months, shareholders of each Fund voted to implement the “manager of managers” structure for their Fund, subject to the provision of appropriate relief from the Commission.

In reviewing and evaluating Subadvisers, and potential Subadvisers, for a Fund, the Adviser intends to consider and evaluate a number of qualitative and quantitative factors. The selection process considers, among other matters, the investment philosophy and processes of the Subadviser, an evaluation of its portfolio managers, analysts and other personnel, assets under management, and past performance (on an absolute basis as well as relative to benchmarks). On a continuing basis, the Adviser monitors Subadvisers for performance, risk management, personnel turnover and other issues that may impact their ability to provide services to a Fund. The factors may change over time, and will likely vary for each Fund depending on its investment objective and strategies and the investment needs of the Fund at the time. The Adviser will seek to allocate assets among Subadvisers and their investment strategies that it believes offer the potential for attractive long-term investment returns and are expected to blend within a Fund’s portfolio consistent with the particular Fund’s investment objective and strategies.

If this relief is granted, shareholders of each Subadvised Fund will continue to receive adequate information about the Subadvisers. The prospectus and statement of additional information (“SAI”) of each Subadvised Fund does and will include all information required by

Form N-1A concerning the Subadvisers for that Subadvised Fund (except as modified to permit Aggregate Fee Disclosure as defined in this Application). If a new Subadviser is retained or a Subadvisory Agreement is materially amended, a Subadvised Fund’s prospectus and SAI will be promptly supplemented pursuant to Rule 497(e) under the 1933 Act. Furthermore, if a new Subadviser is retained, a Subadvised Fund will furnish to shareholders, within 90 days of the date that a Subadviser is hired, all information that would have been provided in a proxy statement (the “Information Statement”), modified to permit Aggregate Fee Disclosure as defined in this Application. Except for the Aggregate Fee Disclosure, the Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending a Subadvisory Agreement.

c.     Consistent with the Policy and Provisions of the 1940 Act

The relief requested in this Application is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of an investment company’s investment adviser, together with the investment company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.

Each Subadvised Fund’s Advisory Agreements and Subadvisory Agreements with Affiliated Subadvisers (if any) will continue to be subject to the shareholder approval requirements of Section 15(a) of the 1940 Act and, if necessary, Rule 18f-2 thereunder. The prospectus for each Subadvised

Fund discloses or will disclose that the Adviser is the primary provider of investment advisory services to a Subadvised Fund. If the requested relief is granted, the prospectus for each Subadvised Fund will disclose that the Adviser may hire or change Subadvisers for the Subadvised Fund as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination, and replacement.6 In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because the shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation would provide no more meaningful information to investors than the proposed Information Statement.

B.     Disclosure of Subadvisers’ Fees

1.     Applicable Law

Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-1A requires an investment company to disclose in its registration statement the method of computing the advisory fee payable by the investment company, including the “total dollar amounts that the Fund paid to the adviser ... under the

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6        If any Fund has taken a shareholder vote to approve the manager of managers structure before the order requested in the Application is issued, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a multi-manager structure, including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

investment advisory contract for the last three fiscal years.” This provision may require each Subadvised Fund to disclose the fees the Adviser pays to each Subadviser.

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act. Item 22 of Schedule 14A sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fee and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i). Taken together, these provisions may require a Subadvised Fund to disclose the fees the Adviser pays to each Subadviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.

Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires an investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. This item may require a Subadvised Fund to disclose the fees that are paid to Subadvisers in the same manner as described above.

Regulation S-X sets forth the requirements for financial statements required to be included as part of the investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require a Subadvised Fund’s financial statements to include information concerning fees paid to the Subadvisers.

For the reasons and subject to the conditions set forth below, Applicants seek an order under Section 6(c) of the 1940 Act exempting them, to the extent described herein, from Item 19(a)(3) (formerly Item 14(a)(3)) of Form N-lA, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the 1934 Act, Item 48 of Form N-SAR and Sections 6-07(2)(a), (b) and (c) of Regulation S-X to permit the Company to disclose for each Subadvised Fund (as both a dollar amount and a percentage of the Subadvised Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Subadviser, if any, and (ii) the aggregate fees paid to Subadvisers other than Affiliated Subadvisers (collectively, the “Aggregate Fee Disclosure”). For a Subadvised Fund that employs an Affiliated Subadviser, the Subadvised Fund will provide separate disclosure of any fees paid to the Affiliated Subadviser. None of the current Subadvisers is an Affiliated Subadviser.

2.     Discussion in Support of the Application

The Applicants seek an exemption to permit each Subadvised Fund to make the Aggregate Fee Disclosure rather than disclose the fees that the Adviser pays to each Subadviser under the rules and forms noted above. The Applicants believe the relief should be granted because: (i) the Adviser will operate the Subadvised Funds using one or more Subadvisers in a manner so different from that of conventional investment companies that disclosure of the fees the Adviser pays to each Subadviser would serve no meaningful purpose; (ii) the relief will benefit shareholders by enabling each Subadvised Fund to operate in a less costly and more efficient manner; and (iii) Applicants will consent to a number of conditions that adequately address disclosure concerns.

As noted above, the Adviser will operate each Subadvised Fund using one or more Subadvisers in a manner substantially different from that of conventional investment companies. By investing in such a Subadvised Fund, shareholders will hire the Adviser to manage the Subadvised Fund’s assets by using its investment subadviser selection and monitoring process to select and allocate assets among Subadvisers, rather than by hiring its own employees to manage assets directly. The Adviser, under the overall supervision of the Board, will take responsibility for overseeing Subadvisers and recommending their hiring, termination and replacement. In return for its services, the Adviser will receive an advisory fee from a Subadvised Fund out of which it will compensate the Subadvisers. Disclosure of the fees the Adviser pays to each Subadviser does not serve any meaningful purpose since investors will pay the Adviser to retain and compensate the Subadvisers. Indeed, disclosure of individual Subadviser fees would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that adviser.7

The requested relief will benefit shareholders of the Subadvised Funds because it will improve the Adviser’s ability to negotiate the fees paid to Subadvisers. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are

_______________________

7          The relief would be consistent with the disclosure requirements applicable to fund portfolio managers. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these requirements, a fund is required to include in its SAI, among other matters, a description of the structure of, and the method used to determine the compensation structure of, its “portfolio managers.” In addition to this disclosure with respect to fund portfolio managers, Applicants state that with respect to each Subadvised Fund, the SAI will describe the structure of, and method used to determine, the compensation received by a Subadviser.

disclosed to other prospective and existing customers. The relief will encourage Subadvisers to negotiate lower advisory fees with the Adviser if the lower fees are not required to be made public.

C.     Discussion of Precedents

Applicants note that the Commission has granted substantially the same relief from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to several other fund complexes based on conditions substantially identical to those proposed herein. See, e.g., Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order) (“New River”); Forum

Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order) (“Forum”); The Mainstay Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (“Mainstay”); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order) (“Van Eck”); Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order) (“Old Mutual”); Fidelity Management and Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order) (“Fidelity”); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order) (“Delaware”); Quaker Investment Trust, et. al., Investment Company Act Release Nos. 27494 (September 20, 2006) (notice) and 27519 (October 17, 2006) (order) (“Quaker”); Northwestern Mutual Series Fund, Inc., et. al., Investment Company Act Release Nos. 27485 (September 19, 2006) (notice) and 27520 (October 17, 2006) (order) (“Northwestern”); Marshall Funds, Inc., et. al., Investment Company Act Release Nos. 27480 (September 13, 2006) (notice) and 27515 (October 11, 2006) (order) (“Marshall”); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc., et. al., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318

(Jan. 5, 2004) (order) (“AIP”); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order) (“JNL Series Trust”); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer Select Managers”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (Oct. 3, 2002) (notice) and 25790 (Oct. 29, 2002) (order) (“Charles Schwab”).

Applicants also note that the Commission has granted substantially the same relief from the disclosure requirements of the rules and forms discussed herein to the applicants in Trust for Professional Managers II, Unified, Northern Lights, Trust for Professional Managers I, Aston, First American, Old Westbury, New River, Forum, Mainstay, Van Eck, Old Mutual, Fidelity, Delaware, Quaker, Northwestern, Marshall, Atlas, AIP, JNL Series Trust, Oppenheimer Select Managers, AB Funds Trust, Charles Schwab.

III.     CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.     Before a Subadvised Fund may rely on the order requested in the Application, the operation of the Subadvised Fund in the manner described in the Application will be approved by a majority of the Subadvised Fund’s outstanding voting securities, as defined in the 1940 Act, or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Fund’s shares to the public.

2.     The prospectus for each Subadvised Fund will disclose the existence, substance and effect of any order granted pursuant to this Application. Each Subadvised Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.     Within 90 days of the hiring of any new Subadviser, the affected Subadvised Fund’s shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Subadviser. To meet this obligation, a Subadvised Fund will provide shareholders within 90 days of the hiring of a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.     The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.     At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be placed within the discretion of the then-existing Independent Directors.

6.     When a Subadviser change is proposed for a Subadvised Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Fund and its shareholders and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.     Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.     The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Subadvised Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Subadviser during the applicable quarter.

9.     Whenever a Subadviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.     The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund’s assets and, subject to review and approval of the Board, will: (i) set each Subadvised Fund’s overall investment strategies; (ii) evaluate, select, and recommend Subadvisers to manage all or part of a Subadvised Fund’s assets; (iii) when appropriate, allocate and reallocate a Subadvised Fund’s assets among multiple Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with each Subadvised Fund’s investment objective, policies and restrictions.

11.     No director or officer of the Company, or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Subadviser, except for (i) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser; or (ii) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Subadviser or an entity that controls, is controlled by, or is under common control with a Subadviser.

12.     Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.     In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

IV.     CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V.     PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 3 Embarcadero Center, Suite 1100, San Francisco, CA 94111. Applicants further state that all communications or questions should be directed to Mark D. Perlow or Kurt J. Decko, K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, (415) 882-8200,

with a copy to Garrett Van Wagoner, Van Wagoner Capital Management, Inc., 3 Embarcadero Center, Suite 1100, San Francisco, CA 94111.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Company’s Articles of Incorporation and amended and restated bylaws, responsibility for the management of the affairs and business of the Company is vested in its Board of Directors, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Directors of the Company has authorized any officer of the Company to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of the Adviser are fully authorized under the Adviser’s articles of organization to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

EMBARCADERO FUNDS, INC.

By:	/s/ Jay Jacobs

Name:	Jay Jacobs

Title:	President

VAN WAGONER CAPITAL
MANAGEMENT, INC.

By:	/s/ Garrett Van Wagoner

Name:	Garrett Van Wagoner

Title:	President

June 15, 2009

EXHIBIT INDEX

Sequential

Page Number

A-1	Authorizing Resolutions of Embarcadero Funds	A-1

B-1	Verification of Embarcadero Funds Pursuant to Rule 0-2(d)	B-1

B-2	Verification of Van Wagoner Capital Management, Inc. Pursuant to Rule 0-2(d)	B-2

EXHIBIT A-1

EMBARCADERO FUNDS, INC.
RESOLUTIONS ADOPTED BY THE
BOARD OF DIRECTORS ON FEBRUARY 12, 2009

Authorization to File Exemptive Order Application relating to the Funds

WHEREAS:

the Board of Directors of Embarcadero Funds, Inc. (the “Company”), including a majority of those who are not “interested persons” of the Company or its Adviser, as defined below, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), deems it to the be in the best interests of the Company to permit Van Wagoner Capital Management, Inc. (the “Adviser”), subject to certain conditions required by the Securities and Exchange Commission (“Commission”) and set forth in the attached application for exemptive relief (the “Application”), to enter into and materially amend, for any series of the Company managed by the Adviser now or hereafter existing that uses or may use the structure described in the Application (each, a “Fund”), investment subadvisory agreements (“Subadvisory Agreements”) with various subadvisers that are not affiliated persons of the Company or the Adviser other than by reason of serving as a subadviser to a Fund (“Subadvisers”), which Subadvisory Agreements shall be subject to review and approval by the Board, but not the shareholders of the affected Fund; and

WHEREAS:	the Board deems it to be in the best interests of the Company to permit a Fund to disclose to shareholders only the aggregate fees paid to Subadvisers of the Fund; and

WHEREAS:

the Board believes that by entering into such Subadvisory Agreements without shareholder approval and disclosing only the aggregate fees paid to Subadvisers, the Funds will be able to operate in a less costly and more efficient manner without substantially reducing the protection of or information provided to shareholders; and

WHEREAS:	the Board has determined it appropriate and necessary to file with the Commission the Application which will accomplish the objectives described above.

NOW, THEREFORE, BE IT

RESOLVED:

that the Board hereby authorizes and directs the officers of the Company, with the assistance of counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Section 6(c) of the 1940 Act, for exemptions from Section 15(a) of the 1940 Act and Rule 18f--2 thereunder, and from certain disclosure requirements of the 1940 Act and applicable rules and regulations thereunder.

RESOLVED:

that the officers of the Company are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

A-1

EXHIBIT B-1

EMBARCADERO FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated June 15, 2009 for and on behalf of Embarcadero Funds, Inc.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jay Jacobs
Name:	Jay Jacobs
Title:	President

B-1

EXHIBIT B-2

VAN WAGONER CAPITAL MANAGEMENT, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated June 15, 2009 for and on behalf of Van Wagoner Capital Management, Inc.; that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Garrett Van Wagoner
Name:	Garrett Van Wagoner
Title:	President

B-2